Exhibit (b)(2)

February 22, 2018

HARDINGE HOLDINGS, LLC

PRIVET FUND MANAGEMENT, LLC

79 West Paces Ferry Road

2nd Floor

Atlanta, GA 30305

Attn:  Ryan Levenson

Amendment to Commitment Letter

$115,000,000 Senior Secured Term Loan Facility

Ladies and Gentlemen:

Reference is made to that certain Commitment Letter dated as of February 12, 2018 (the “Original Commitment Letter”; together with this amendment, as further amended, restated, supplemented, or otherwise modified from time to time, the “Commitment Letter” by and among Hardinge Holdings, LLC, a Delaware limited liability company (“Parent”), Privet Management, LLC (“Privet”; together with Parent, “you”), and White Oak Global Advisors, LLC (“White Oak”). All capitalized terms used herein and not otherwise defined herein shall have the meaning ascribed thereto in the Commitment Letter.

The paragraph entitled “Commitment Expiration and Termination” in the Original Commitment Letter is hereby amended and restated in its entirety as follows:

“Commitment Expiration and Termination.  If you are in agreement with the foregoing, then, no later than 9:00 p.m., California time, on February 12, 2018 (the “Expiration Date”), please execute and deliver to White Oak a copy of this Commitment Letter, dated of even date herewith, between you and White Oak. Provided you accept this Commitment Letter by executing and delivering to White Oak such documents no later than 9:00 p.m., California time, on the Expiration Date, this Commitment Letter will automatically terminate on the date (such date, the “Termination Date”) that is the earliest to occur of (i) 5:00 p.m. New York City time on June 12, 2018, (ii) the Closing Date (after the funding of the Financing and the use of proceeds thereof to consummate the Acquisition) and (iii) the date decided upon mutually in writing by the parties hereto; provided, however, that if on the Termination Date either or both of the Subject Closing Conditions (as hereinafter defined) shall not have been satisfied, but all other conditions precedent to closing shall have been satisfied or waived (other than those conditions precedent that by their nature are to be satisfied at closing, provided such conditions would be capable of being satisfied if the Closing Date were on such Termination Date), then the Termination Date shall be automatically extended for one additional period of 30 days (the “Extended Termination Period”); provided, further, that if, upon the expiration of the Extended Termination Period, the condition set forth in clause (ii) of the Subject Closing Conditions shall not have been satisfied, but all other conditions precedent to closing shall have been satisfied or waived (other than those conditions precedent set forth in clauses (v) and (vi) of Exhibit C to the Commitment Letter that by their nature are to be satisfied at closing, provided such conditions would be capable of being satisfied if the Closing Date were on such Termination Date), then, upon payment by either Parent or Privet  to White Oak of a commitment extension fee in the amount of $300,000, the Termination Date shall be automatically extended by an additional period of 45 days (the “Second Extended Termination Period”).  If the Termination Date, the last day of the Extended Termination Period or the last day of the Second Extended Termination Period is not a business day, then such date shall automatically be extended to the next succeeding business day.  The term “Subject Closing Conditions” as used herein, means the conditions to Closing (as such term will be defined in the Merger Agreement) that (i) the proxy statement relating to the Transaction and all related filings with the Securities and Exchange Commission (the “SEC”) shall have been cleared by the SEC for distribution to the shareholders of the Company, and (ii) approval of the shareholders of the Company of the Transaction has been obtained.  The date on which the Closing of the Acquisition actually occurs is referred to herein as the “Closing Date”.  The provisions of this Commitment Letter regarding indemnification and expenses, confidentiality, exclusivity and governing law shall remain in full force and effect notwithstanding the termination of this Commitment Letter, provided that, upon the occurrence of the Closing Date, the provisions of this Commitment Letter regarding indemnification and expenses, confidentiality, exclusivity shall be superseded by the provisions of the Financing documents.

This amendment shall not, by implication or otherwise, limit, impair, constitute a waiver of, or otherwise affect the rights and remedies of White Oak and you under the Commitment Letter, and shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Commitment Letter, Term Sheet, or the Fee Letter.  Nothing herein shall be deemed to entitle White Oak or you to consent to, or a waiver, amendment, modification or other change of, any of the terms, conditions, obligations, covenants or agreements contained in the Commitment Letter, Term Sheet, or Fee Letter in similar or different circumstances.

This amendment shall constitute an amendment to the Commitment Letter. This amendment shall be subject to the provisions regarding choice of law and venue and jury trial waiver set forth under “Governing Law; Waiver of Jury Trial; etc.” of the Original Commitment Letter, and such provisions are incorporated herein by this reference, mutatis mutandis.

Delivery of this amendment by telefacsimile or e-mail will be effective as delivery of a manually executed counterpart.

This amendment is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto, except that White Oak may perform the duties and activities described hereunder through any of its funds and/or accounts managed by White Oak.

This amendment may not be amended or any provision hereof waived or modified except by an instrument in writing signed by each party hereto.

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WHITE OAK GLOBAL ADVISORS, LLC

By:	/s/ Barbara J. S. McKee
Name: Barbara J. S. McKee
Title: Manager

ACKNOWLEDGED AND AGREED:

PRIVET FUND MANAGEMENT, LLC

By:	/s/ Ryan Levenson
Name:	Ryan Levenson
Title:	Managing Member

HARDINGE HOLDINGS, LLC

By:	Privet Fund Management LLC, its manager

	By:	/s/ Ryan Levenson
Ryan Levenson
Managing Member

[SIGNATURE PAGE TO AMENDMENT TO COMMITMENT LETTER]